SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February 2008 (Report No. 1)
Commission File Number: 0-28986

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____        Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The first and second paragraph of the press release in Exhibit 99.1 of this report furnished on Form 6-K are hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979, 333-127097 and 333-139716) and Form F-3 (File Nos. 333-122236 and 333-128138),
to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:


99.1 Press Release, dated January 30, 2008: TTI Telecom and TechnoServ A/S Win Contract: Agreement marks first joint win in TechnoServ - TTI Partnership




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   TTI Team Telecom International Ltd.


Date: February 3, 2008             By: /s/ Israel (Eli) Ofer
                                       ----------------------
                                       Israel (Eli) Ofer
                                       Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit              Description
Number               of Exhibit

------------------------------ ----------------------------------------------
99.1 Press Release, dated January 30, 2008: TTI Telecom and TechnoServ A/S Win Contract: Agreement marks first joint win in TechnoServ - TTI Partnership
------------------------------ ----------------------------------------------